Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

2014 First Quarter Report

This announcement is made by China Life Insurance Company Limited pursuant to the inside information provisions under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) and Rules 13.09(2) and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The financial data of the Company for the first quarter of 2014 have been prepared in accordance with the China Accounting Standards for Business Enterprises and are unaudited. Net profit attributable to equity holders of the Company and equity attributable to equity holders of the Company in the consolidated financial statements are identical to the relevant data under International Financial Reporting Standards.

1.	Important Notice

1.1	The Company’s Board of Directors, the Supervisory Committee, its Directors, Supervisors and Senior Management warrant that the information in this quarterly report is true, accurate and complete and contains no false representations, misleading statements or material omissions, and jointly and severally accept full legal responsibility.

1.2	Of the ten Directors of the Company, nine attended the Board Meeting. Chairman and Executive Director Yang Mingsheng, Vice Chairman and Non-executive Director Wan Feng, Executive Director Lin Dairen, Non-executive Directors Miao Jianmin and Zhang Xiangxian, and Independent Non-executive Directors Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh and Tang Jianbang attended the meeting. Non-executive Director Wang Sidong could not attend the meeting due to other business, and gave written authorization to Non-executive Director Miao Jianmin to act as proxy to attend and vote at the meeting.

1.3	The Company’s 2014 first quarter financial report is unaudited.

1.4	Mr. Yang Mingsheng, Chairman of the Company, Mr. Yang Zheng, Chief Financial Officer and Head of the Financial Department, and Mr. Li Mingguang, Chief Actuary, confirm that the financial reports in this 2014 first quarter report are true, accurate and complete.

2.	Major Financial Data and the Particulars of Shareholders of the Company

2.1	Major financial data

(Currency: RMB)

	As at 31 March 2014	As at 31 December 2013	Increase/(decrease) compared to 31 December 2013
Total assets (million)	2,050,036	1,972,941	3.9%
Total equity holders’ equity (million)	224,285	220,331	1.8%
Equity holders’ equity per share (RMB per share)	7.94	7.80	1.8%

	For the three months ended 31 March 2014	For the three months ended 31 March 2013	Increase/(decrease) compared to the same period of 2013
Net cash flows from operating activities (million)	50,419	18,877	167.1%
Net cash flows from operating activities per share (RMB per share)	1.78	0.67	167.1%

	For the three months ended 31 March 2014	For the three months ended 31 March 2013	Increase/(decrease) compared to the same period of 2013
Operating income (million)	154,214	138,250	11.5%
Net profit attributable to equity holders of the Company (million)	7,228	10,077	-28.3%
Net profit attributable to equity holders of the Company after deducting non-recurring items (million)	7,236	10,083	-28.2%
Basic earnings per share (RMB per share)	0.26	0.36	-28.3%
Basic earnings per share after deducting non-recurring items (RMB per share)	0.26	0.36	-28.2%
Diluted earnings per share (RMB per share)	0.26	0.36	-28.3%
Weighted average ROE (%)	3.25	4.45	A decrease of 1.20 percentage points
Weighted average ROE after deducting non-recurring items (%)	3.25	4.45	A decrease of 1.20 percentage points

Note:	Equity holders’ equity refers to equity attributable to equity holders of the Company, while net profit refers to net profit attributable to equity holders of the Company.

As at 31 March 2014, investment assets of the Company were RMB1,915,218 million. For the three months ended 31 March 2014, the net investment yield was 4.73% (net investment income including interest income from debt securities and bank deposits, dividends from equity securities, interest income from loans and net income from investment properties), the gross investment yield was 5.06% (the gross investment yield ={[(Investment income – Share of profit of associates + Fair value gains/(losses) – Impairment losses of investment assets – Business tax and surcharges for investment + Total income from investment properties)/((Investment assets at the beginning of the period + Investment assets at the end of the period)/2)]/90}×365), the surrender rate was 1.24%, and premiums earned was RMB128,970 million, an increase of 17.2%.

Deducting Non-recurring Items and Amount

RMB million

Non-recurring items	For the Reporting Period (from January to March)
Gains/(losses) on disposal of non-current assets	(1)
Government subsidies included in current gains/(losses)	2
Net non-operating income and expenses other than those mentioned above	(12)
Effect of income tax	3
Attributable to non-controlling interest	—
Total	(8)

Note:	As an insurance company, investment (utilization of insurance funds) is one of the main businesses of the Company. Therefore, the non-recurring items do not include fair value gains/(losses) from financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss, as well as investment income from the disposal of financial assets at fair value through profit or loss and financial liabilities at fair value through profit or loss and available-for-sale financial assets.

2.2	Total number of shareholders and the particulars of top ten shareholders as at the end of the reporting period

Unit: Share

The total number of shareholders as at the end of the Reporting Period	Number of A share holders: 216,649
Number of H share holders: 34,599

Particulars of the top ten shareholders
Name of shareholders	Nature of shareholder	Percentage of shareholding	Total number of shares	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned corporate shareholder	68.37%	19,323,530,000	—	—
HKSCC Nominees Limited	Foreign shareholder	25.78%	7,287,150,739	—	—
China Securities Finance Corporation Limited	Other	0.14%	40,760,952	—	—
State Development & Investment Corporation	Other	0.13%	35,685,900	—	—
Morgan Stanley Investment Management Corporation – Morgan Stanley China A Share Fund	Foreign shareholder	0.08%	21,709,173	—	—
China National Nuclear Corporation	Other	0.07%	20,000,000	—	—
China International Television Corporation	Other	0.07%	18,452,300	—	—
Shen Hefei	Domestic individual shareholder	0.06%	18,189,117	—	—
ICBC-SSE 50 Index Trading Open-end Securities Investment Fund	Other	0.05%	15,091,294	—	—
CSOP Asset Management Limited – CSOP FTSE China A50 ETF	Other	0.05%	14,120,367	—	—

Details of shareholders

1.      HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.      The Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

3.	Significant Events

3.1	Particulars of and reasons for changes in major accounting items and financial indicators of the Company

Ö	Applicable ☐ Not applicable

(1)	Changes in key financial indicators and their reasons

RMB million

Key Financial Indicators	As at 31 March 2014	As at 31 December 2013	Increase/ (decrease)	Main reasons
Total assets	2,050,036	1,972,941	3.9%	Accumulation of insurance business assets
Total liabilities	1,823,428	1,750,356	4.2%	Increase in insurance reserves
Total equity holders’ equity	224,285	220,331	1.8%	The impact of net profit during the Reporting Period

				RMB million

Key Financial Indicators	For the three months ended 31 March 2014	For the three months ended 31 March 2013	Increase/ (decrease)	Main reasons
Operating profit	8,772	12,802	-31.5%	Decrease in investment income
Net profit attributable to equity holders of the Company	7,228	10,077	-28.3%	Decrease in investment income

(2)	Material changes in major accounting items and their reasons

RMB million

Key Financial Indicators	As at 31 March 2014	As at 31 December 2013	Increase/ (decrease)	Main reasons
Cash fund	50,758	21,406	137.1%	The needs for liquidity management

				RMB million

Key Financial Indicators	For the three months ended 31 March 2014	For the three months ended 31 March 2013	Increase/ (decrease)	Main reasons
Change in unearned premium reserves	3,088	1,667	85.2%	The variation of the pace of development of short-term insurance business and the increase in supplementary major medical insurance business
Increase in insurance contracts reserve	64,101	39,763	61.2%	Increase in premiums of new policy
Income tax expenses	1,461	2,650	-44.9%	Combined effect of taxable income and deferred tax

3.2	Explanation and analysis of significant events and their impacts and solutions

☐ Applicable Ö Not applicable

3.3	Implementation of undertakings by the Company or shareholders holding more than 5% of the share capital of the Company

Ö	Applicable ☐ Not applicable

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by China Life Insurance (Group) Company (the “CLIC”) into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

3.4	Warnings and explanation for any forecasted losses or significant changes (as compared to the same period of last year) in accumulated net profit from the beginning of the year to the end of the next reporting period

☐ Applicable Ö Not applicable

This announcement is published in both Chinese and English languages. The Chinese version announcement shall prevail.

By Order of the Board of
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

As at the date of this announcement, the Board comprises Chairman and Executive Director Yang Mingsheng, Vice Chairman and Non-executive Director Wan Feng, Executive Director Lin Dairen, Non- executive Directors Miao Jianmin, Zhang Xiangxian, Wang Sidong and Independent Non-executive Directors Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh and Tang Jianbang.

Hong Kong,

25 April 2014

4.	Appendix

4.1	Balance sheet as at 31 March 2014 (unaudited)

RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	31 March	31 December	31 March	31 December
	2014	2013	2014	2013
ASSETS	Group	Group	Company	Company
Assets
Cash fund	50,758	21,406	49,932	20,383
Financial assets at fair value through profit or loss	32,163	34,159	32,054	33,992
Securities purchased under agreements to resell	5,116	8,295	5,086	8,266
Interest receivables	36,008	34,717	35,889	34,624
Premiums receivables	16,534	9,876	16,534	9,876
Receivables from reinsurers	38	42	38	42
Unearned premium reserves receivable from reinsurers	131	121	131	121
Claim reserves receivable from reinsurers	52	60	52	60
Reserves for life insurance receivables from reinsurers	23	14	23	14
Reserves for long-term health insurance receivables from reinsurers	833	832	833	832
Other receivables	13,178	11,529	12,976	11,117
Loans	127,586	118,626	127,246	118,286
Term deposits	672,963	664,174	671,124	662,402
Available-for-sale financial assets	493,879	491,527	491,820	489,642
Held-to-maturity investments	525,283	503,075	524,715	502,517
Long-term equity investments	35,566	34,775	39,731	38,940
Statutory deposits	6,153	6,153	5,653	5,653
Investment properties	1,317	1,329	1,382	1,394
Constructions in progress	6,540	6,125	6,540	6,125
Fixed assets	16,586	16,960	16,017	16,387
Intangible assets	6,540	6,388	6,258	6,309
Other assets	2,766	2,733	2,756	2,729
Separate account assets	23	25	23	25

Total Assets	2,050,036	1,972,941	2,046,813	1,969,736

Yang Mingsheng	Yang Zheng	Li Mingguang	Yang Zheng
Chairman	Chief Financial Officer in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.1	Balance sheet as at 31 March 2014 (unaudited) (continued)

RMB million (Unless otherwise stated)

	As at	As at	As at	As at
	31 March	31 December	31 March	31 December
	2014	2013	2014	2013
LIABILITIES AND EQUITY	Group	Group	Company	Company
Liabilities
Securities sold under agreements to repurchase	22,270	20,426	21,960	20,058
Premiums received in advance	1,803	6,305	1,803	6,305
Brokerage and commission payable	2,045	1,630	2,045	1,630
Reinsurance payable	128	110	128	110
Salary and welfare payable	4,477	5,562	4,071	5,111
Taxes payable	499	382	459	361
Claims payable	27,909	23,179	27,909	23,179
Policyholder dividends payable	52,673	49,536	52,673	49,536
Other payable	3,145	4,297	3,123	4,221
Policyholder deposits	66,715	65,062	66,715	65,062
Unearned premium reserves	9,994	6,896	9,994	6,896
Claim reserves	4,251	4,655	4,251	4,655
Reserves for life insurance	1,524,175	1,461,267	1,524,175	1,461,267
Reserves for long-term health insurance	23,275	21,679	23,275	21,679
Bonds payable	67,986	67,985	67,986	67,985
Deferred tax liabilities	4,446	4,919	4,544	5,014
Other liabilities	7,614	6,441	7,614	6,441
Separate account liabilities	23	25	23	25

Total liabilities	1,823,428	1,750,356	1,822,748	1,749,535

Equity
Share capital	28,265	28,265	28,265	28,265
Capital reserve	34,415	37,689	34,435	37,699
Surplus reserve	40,798	40,798	40,750	40,750
General reserve	18,429	18,429	18,429	18,429
Retained earnings	102,381	95,153	102,186	95,058
Exchange differences from translating foreign currency financial statement	(3)	(3)	—	—

Attributable to equity holders of the Company	224,285	220,331	224,065	220,201

Non-controlling interests	2,323	2,254	—	—

Total equity	226,608	222,585	224,065	220,201

Total liabilities and equity	2,050,036	1,972,941	2,046,813	1,969,736

Yang Mingsheng	Yang Zheng	Li Mingguang	Yang Zheng
Chairman	Chief Financial Officer in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.2	Income statement for the first quarter of 2014 (unaudited)

RMB million (Unless otherwise stated)

	For the three months ended		For the three months ended
	31 March		31 March
	2014	2013	2014	2013
	Group	Group	Company	Company
1. Operating income	154,214	138,250	153,972	138,061
Premiums earned	128,970	110,068	128,970	110,068
Premium income	132,178	111,912	132,178	111,912
Including: reinsurance premium income	2	2	2	2
Less: Premiums ceded to reinsurers	(120)	(177)	(120)	(177)
Change in unearned premium reserves	(3,088)	(1,667)	(3,088)	(1,667)
Investment income	24,175	26,094	24,083	26,033
Including: share of profit of associates	691	606	691	606
Fair value gains/(losses)	104	1,295	110	1,291
Foreign exchange gains/(losses)	110	(37)	110	(37)
Other operating income	855	830	699	706
2. Operating expenses	(145,442)	(125,448)	(145,429)	(125,451)
Surrenders	(20,003)	(20,088)	(20,003)	(20,088)
Claims expense	(40,482)	(43,862)	(40,482)	(43,862)
Less: claims recoverable from reinsurers	57	45	57	45
Increase in insurance contracts reserve	(64,101)	(39,763)	(64,101)	(39,763)
Less: insurance reserves recoverable from reinsurers	2	2	2	2
Policyholder dividends	(5,328)	(6,368)	(5,328)	(6,368)
Business tax and surcharges	(417)	(331)	(394)	(311)
Underwriting and policy acquisition costs	(7,747)	(6,954)	(7,747)	(6,954)
Administrative expenses	(5,448)	(5,409)	(5,247)	(5,233)
Less: expenses recoverable from reinsurers	23	56	23	56
Other operating expenses	(1,952)	(1,929)	(2,163)	(2,128)
Impairment losses	(46)	(847)	(46)	(847)

3. Operating profit	8,772	12,802	8,543	12,610

Add: Non-operating income	7	12	7	11
Less: Non-operating expenses	(18)	(20)	(18)	(20)

4. Net profit before income tax	8,761	12,794	8,532	12,601

Less: Income tax expenses	(1,461)	(2,650)	(1,404)	(2,595)

5. Net profit	7,300	10,144	7,128	10,006

Yang Mingsheng	Yang Zheng	Li Mingguang	Yang Zheng
Chairman	Chief Financial Officer in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.2	Income statement for the first quarter of 2014 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended		For the three months ended
	31 March		31 March
	2014	2013	2014	2013
	Group	Group	Company	Company
6. Attributable to
– equity holders of the Company	7,228	10,077
– non-controlling interests	72	67
7. Earnings per share
Basic earnings per share	RMB0.26	RMB0.36
Diluted earnings per share	RMB0.26	RMB0.36
8. Other Comprehensive income	(3,277)	715	(3,264)	706

Other comprehensive income that may be reclassified to profit or loss in subsequent periods (net of tax)	(3,277)	715	(3,264)	706

Fair value gains/(losses) on available-for-sale financial assets	(2,292)	4,314	(2,295)	4,301
Less: Amount transferred to net profit from other comprehensive income	(1,085)	(4,251)	(1,069)	(4,247)
Portion of fair value changes on available-for-sale financial assets attributable to participating policyholders	—	476	—	476
Share of other comprehensive income of associates under the equity method	100	176	100	176
Other comprehensive income that will not be reclassified to profit or loss in subsequent periods (net of tax)	—	—	—	—

9. Total Comprehensive income	4,023	10,859	3,864	10,712

Attributable to equity holders of the Company	3,954	10,792
Attributable to non-controlling interests	69	67

Yang Mingsheng	Yang Zheng	Li Mingguang	Yang Zheng
Chairman	Chief Financial Officer in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.3	Cash flow statement for the first quarter of 2014 (unaudited)

RMB million (Unless otherwise stated)

	For the three months ended		For the three months ended
	31 March		31 March
	2014	2013	2014	2013
	Group	Group	Company	Company
1. Cash flows from operating activities
Premiums received	120,946	103,357	120,946	103,357
Net increase in policyholder deposits	1,741	—	1,741	—
Net cash received from financial assets at fair value through profit or loss	2,361	—	2,315	—
Cash received from other operating activities	834	704	576	577

Sub-total of cash inflows from operating activities	125,882	104,061	125,578	103,934

Cash paid for claims	(55,753)	(56,138)	(55,753)	(56,138)
Net cash paid for reinsurance business	(18)	(34)	(18)	(34)
Net decrease in policyholder deposits	—	(1,790)	—	(1,790)
Cash paid for brokerage and commission fees	(7,332)	(7,169)	(7,332)	(7,169)
Cash paid for policyholder dividends	(2,192)	(2,543)	(2,192)	(2,543)
Cash paid to and for employees	(3,702)	(3,345)	(3,541)	(3,179)
Net cash paid for financial assets at fair value through profit or loss	—	(6,420)	—	(6,383)
Cash paid for taxes and surcharges	(3,902)	(3,055)	(3,829)	(2,989)
Cash paid for other operating activities	(2,564)	(4,690)	(2,344)	(4,771)

Sub-total of cash outflows from operating activities	(75,463)	(85,184)	(75,009)	(84,996)

Net cash flows from operating activities	50,419	18,877	50,569	18,938

Yang Mingsheng	Yang Zheng	Li Mingguang	Yang Zheng
Chairman	Chief Financial Officer in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.3	Cash flow statement for the first quarter of 2014 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended		For the three months ended
	31 March		31 March
	2014	2013	2014	2013
	Group	Group	Company	Company
2. Cash flows from investing activities
Cash received from sales and redemption of investments	88,313	112,704	87,841	112,288
Cash received from investment income	20,167	18,506	20,129	18,477
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	4	29	4	29
Net cash received from securities purchased under agreements to resell	3,179	—	3,180	—

Sub-total of cash inflows from investing activities	111,663	131,239	111,154	130,794

Cash paid for investments	(127,198)	(120,686)	(126,485)	(120,085)
Net increase in policy loans	(6,319)	(1,194)	(6,319)	(1,194)
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets	(1,237)	(497)	(1,228)	(489)
Net cash paid for securities purchased under agreements to resell	—	(8,261)	—	(8,282)

Sub-total of cash outflows from investing activities	(134,754)	(130,638)	(134,032)	(130,050)

Net cash flows from investing activities	(23,091)	601	(22,878)	744

Yang Mingsheng	Yang Zheng	Li Mingguang	Yang Zheng
Chairman	Chief Financial Officer in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department

4.3	Cash flow statement for the first quarter of 2014 (unaudited) (continued)

RMB million (Unless otherwise stated)

	For the three months ended		For the three months ended
	31 March		31 March
	2014	2013	2014	2013
	Group	Group	Company	Company
3. Cash flows from financing activities
Net cash received from securities sold under agreements to repurchase	1,844	—	1,902	—

Sub-total of cash inflows from financing activities	1,844	—	1,902	—

Net cash paid for securities sold under agreements to repurchase	—	(23,607)	—	(23,607)

Cash paid for dividends and interest	(57)	—	(57)	—

Sub-total of cash outflows from financing activities	(57)	(23,607)	(57)	(23,607)

Net cash flows from financing activities	1,787	(23,607)	1,845	(23,607)

4. Effect of changes in foreign exchange rate on cash and cash equivalents	15	(1)	15	(1)

5. Net increase/(decrease) in cash and cash equivalents	29,130	(4,130)	29,551	(3,926)

Add: Opening balance of cash and cash equivalents	21,330	69,452	20,395	68,655

6. Closing balance of cash and cash equivalents	50,460	65,322	49,946	64,729

Yang Mingsheng	Yang Zheng	Li Mingguang	Yang Zheng
Chairman	Chief Financial Officer in	Chief Actuary	Head of
	charge of Accounting Affairs		Financial Department